March 8, 2006

Ms. Michele Gohlke

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	ResMed Inc.
File No. 001-15317
Form 10-Q for the Quarter Ended September 30, 2005
and December 31, 2005
Form 10-K for the Fiscal Year Ended June 30, 2005

Dear Ms. Gohlke:

On February 13, 2006, ResMed faxed an extract from KPMG’s business combination handbook to Commission staff. The excerpt described the approach ResMed used in excluding pre-acquisition debt in the investment significance test of Rule 1-02(w). Commission staff recently requested that we re-submit this information as correspondence. I have reproduced the extract below.

3.023 The investment test is calculated by dividing the sum of the registrant’s investments in, and advances to, the acquired business by the registrant’s total assets as of the end of the most recently completed fiscal year for which audited financial statements have been filed. As a general rule, the investment in an acquired business is equal to the total purchase price of the acquisition. (See Paragraph 3.026 for guidance related to combinations of entities under common control (i.e. combinations accounted for at historical cost under as-if pooling).) The SEC staff has informally indicated that for purposes of the investment test, the only debt “assumed” to be included in the test is new debt incurred in the acquisition and not debt, capital, or other liabilities included in the acquired enterprise’s pre-acquisition balance sheet.

Example 3.22: Working Capital Loan

Registrant’s total assets at the end of the most recently completed fiscal year were $3,000. Registrant has agreed to acquire a 90% interest in Company A for $550. Prior to consummation, Registrant makes a working capital loan to Company A of $100. Registrant would determine the significance of its investment in Company A as follows:

Acquisition Price	$550
Working capital loan	100

$650

Total investment in Company A	$650

Divided by Registrant’s total assets	$3,000
Significance	22%

Ms. Michele Gohlke

March 8, 2006

Example 3.23: Long-term Notes

Registrant acquires Company A in a transaction in which it delivers $100 in cash plus $500 in long-term notes to Company A shareholders. The notes are issued by Company A. The purchase price is $600, which is the total of the cash paid plus the new debt “assumed” by Company A.

I trust this responds to the request. Once you have had time to review this correspondence, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (858) 746-2568.

Very truly yours,

ResMed Inc.

/s/ David Pendarvis
David Pendarvis
Sr. Vice President and General Counsel